Exhibit 99.1

press release

ArcelorMittal signs landmark agreement with Government of Liberia; signals commencement of one of the largest mining projects in West Africa

10 September 2021, 18:15 CET

The Government of the Republic of Liberia and ArcelorMittal (‘the Company’), the world’s leading steel company, today signed an amendment to the Mineral Development Agreement (‘MDA’) which paves the way for the expansion of the Company’s mining and logistics operations in Liberia.

With the MDA amendment coming into effect, the ArcelorMittal Liberia will significantly ramp up production of premium iron ore, generating significant new jobs and wider economic benefits for Liberia.

The expansion project - which encompasses processing, rail and port facilities - will be one of the largest mining projects in West Africa. The capital required to finalise the project is expected to be approximately $0.8 billion, as it is effectively a brownfield expansion.

The expansion project includes the construction of a new concentration plant and the substantial expansion of mining operations, with the first concentrate expected in late 2023, ramping up to 15 million tonnes per annum (‘mtpa’). Under the agreement the company will have reservation for expansion for at least up to 30mt. Other users may be allowed to invest for additional rail capacity.

Economic benefits

As the largest foreign investor in Liberia, ArcelorMittal Liberia has invested over $1.7 billion in the country over the past 15 years.

More than 2000 jobs are expected to be created during the construction phase, with Liberians envisaged to fill the majority of the roles created.

ArcelorMittal operates a Vocational Training Centre and provides two-year residential certificate training in mechanical and electrical trades.

As part of the expansion, ArcelorMittal Liberia has also launched a training and development program for high potential Liberian employees who will gain on the job experience and knowledge in ArcelorMittal Mining operations globally.

The employees will receive advanced training in the fields of mining production and operation optimisation, plant maintenance, planning and execution, plant electrical operation systems, and electrical maintenance. Other training areas include plant fitting and heavy-duty mobile equipment maintenance, as well as mine production and operations.

The investment in advanced skills training demonstrates ArcelorMittal Liberia’s commitment to providing employment and professional development opportunities to Liberians.

In addition, it is envisaged that the expansion will further boost the growth of small and medium sized businesses in Liberia which offer a range of services to ArcelorMittal Liberia.

Commenting on the agreement, his Excellency George Manneh Weah, President of the Republic of Liberia, said:

“We are delighted to have reached this important agreement with ArcelorMittal Liberia, our long-term partner in the development of the mining sector in Liberia. This agreement demonstrates to the world that Liberia welcomes foreign direct investment and is a key emerging destination for capital. It further supports the Government’s ’Pro Poor’ agenda, which is underpinned by the importance of creating jobs to lift Liberian citizens out of poverty. The further investment by ArcelorMittal in Liberia bears testament to the company’s confidence in the future of this country. We are confident that our constructive working relationship will go from strength to strength.”

Lakshmi Mittal, Executive Chairman, ArcelorMittal, said:

“The expansion underlines ArcelorMittal’s long-term commitment to Liberia and the importance of a continued productive partnership with the government which helped bring this project to fruition. I would like to thank President Weah and his administration for their invaluable commitment and support which has been critical in enabling us to sign today’s agreement.

“The expansion of mine, processing, rail and port facilities is the largest iron ore project in West Africa and will draw international attention to Liberia as an attractive country to invest in. The current planned expansion is part of a long-term commitment by ArcelorMittal to Liberia that includes undertaking planning for the further expansion of our iron ore asset to at least 30mtpa.”

Aditya Mittal, CEO, ArcelorMittal, added:

“This project is an important component of our strategic growth programme, designed to ensure ArcelorMittal captures the best organic growth opportunities within our business. The Phase 2 expansion in Liberia is an excellent example of how we can leverage growth opportunities within our existing asset base to deliver sustainable, long-term value. Signing the MDA amendment will enable us to capitalise on and add to the infrastructure investments previously undertaken and transform ArcelorMittal Liberia into a large-scale, premium product operation.”

ENDS

About ArcelorMittal

ArcelorMittal is the world's leading steel and mining company, with a presence in 60 countries and primary steelmaking facilities in 17 countries. In 2020, ArcelorMittal had revenues of $53.3 billion and crude steel production of 71.5 million metric tonnes, while iron ore production reached 58.0 million metric tonnes.

Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801
Bonds/Credit E-mail	+33 171 921 026 investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications
Paul Weigh Tel: E-mail:	+44 20 3214 2419 press@arcelormittal.com